Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, TORONTO, ONTARIO, M5J 2N7 Tel: 416-644-0001 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol:	NIC (TSX), PNCKF (OTC BB)
Total Shares Outstanding:	67.766 million
Fully Diluted:	87.884 million
52-Week Trading Range:	C$0.025 - $1.15

– NEWS RELEASE –

Japanese Conglomerate Takes $40-million Stake in Junior Canadian Explorer’s Promising Alaskan Nickel Property.

TORONTO: November 5, 2008: Pure Nickel Inc. is extremely pleased to announce that it has entered into an exploration and option agreement with ITOCHU Corporation, a multi-billion dollar Japanese conglomerate. The agreement provides ITOCHU with the right to earn up to a 75% interest in Pure Nickel’s 720-square- kilometre MAN Alaska property by investing up to $40 million in further exploration and development of the property.

The MAN project is one of Pure Nickel’s most promising initiatives. Located in Alaska, 400 kilometres north east of Anchorage, recent outcrops and grab samples have yielded interesting findings with nickel grades running as high as 15%.

Mr. David McPherson, President and CEO of Pure Nickel said, "we are delighted to attract a partner such as ITOCHU. Pure Nickel is now in a desirable position, especially in the context of the chaotic stock market and the less than friendly investment atmosphere that has overshadowed the mining and exploration sector."

ITOCHU will reimburse Pure Nickel for expenditures incurred this year at MAN and under the terms of the agreement is firmly committed to funding next year’s exploration activity to a combined maximum of $6.5 million for 2008 and 2009. On an ongoing basis, exploration activity will be funded through 2014 to a total of $40 million subject to ITOCHU exercising its option to continue at the end of 2009 and 2013.

Under the terms of the Agreement, ITOCHU can earn a 60% interest in MAN by incurring an aggregate of $30 million of exploration expenditures over the first six years of the option period. Once ITOCHU has earned a 60% interest, it has the option to earn-in an additional 15% interest in the Property by incurring an additional $10 million of exploration expenditures during the seventh year of the Agreement. The agreement provides for the acceleration of the earn-in timetable.

Pure Nickel will also earn a 10% management fee and will remain as operator.

Mr. Satoshi Kondo, ITOCHU Group Manager of Mineral Resource Development Group stated, "We are very pleased to begin our partnership with Pure Nickel, which has come about after considerable review of the potential of the MAN property. Our organization has been studying potential exploration projects of platinum group metals and base metal around the world. The MAN project has a high probability of becoming a world class project and fits well with our policies and concepts. Importantly, we are very confident and comfortable with Pure Nickel’s team and the relationships we have mutually developed that allowed our review and negotiations to go very smoothly."

Mr. McPherson commented that, "ITOCHU has a solid reputation for its long-term vision. ITOCHU’s many decades of success speak volumes about the quality of the organization and its people. We have been fervent believers in the potential of MAN and it is extremely gratifying that ITOCHU has embraced our belief in the property."

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with a diverse collection of advanced nickel sulphide and PGE projects in Canada and Alaska. Pure Nickel currently has in excess of $ 7.3 million working capital.

About ITOCHU Corporation:

Headquartered in Tokyo, Japan, ITOCHU is a publicly listed multi-billion dollar 150 year-old conglomerate, with multiple divisions operated through 17 offices in Japan and 139 overseas. ITOCHU is engaged in domestic trading, import/export, and overseas trading of various products such as textiles, machinery, information and communications-related products, metals and mineral resources, products related to coal, oil and other energy sources, general merchandise, chemicals, and provisions and food. In addition, ITOCHU has made multifaceted investments in insurance agencies, finance, construction, real estate trading, and warehousing as well as operations and businesses incidental or related to those fields. The joint venture with Pure Nickel is through ITOCHU’s Metals, Mineral Resources & Coal Division, Energy, Metals & Minerals Company.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of Pure Nickel are forward looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:	Pure Nickel Inc.
The Howard Group	David McPherson
Jeff Walker	President & CEO
Toll Free: 1-888-221-0915	T. (416) 644-0066
Email info@howardgroupinc.com	F. (416) 644-0069
Website www.howardgroupinc.com	Email: info@purenickel.com
Website: www.purenickel.com